Exhibit 99.46

Cover

2014 Annual Report

IFC

Norbord Inc. is an international producer of wood-based panels with assets of more than $1 billion. We employ approximately 1,900 people at 13 plant locations in the US, Europe and Canada.

Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) under the symbol NBD.

North America

9 Mills

Norbord manufactures oriented strand board (OSB) for home construction, repair and remodelling and industrial use. One of the world’s largest OSB producers, Norbord owns nine OSB mills in North America (six in the Southern US, one in the US Midwest and two in Quebec, Canada). Norbord employs approximately 1,000 people in North America.

Europe

4 Mills

Norbord is the UK’s largest producer of wood-based panel products, and its European mills manufacture a range of OSB, medium density fibreboard (MDF) and particleboard products for the home construction, furniture and do-it-yourself markets. In Europe, the Company employs approximately 900 people and operates three mills in the UK and one in Belgium.

Contents

Financial Highlights	1

Letter to Shareholders	2

Management’s Discussion and Analysis	6

Consolidated Financial Statements	38

Selected Quarterly Information	62

Five-Year Historical Review	64

Principal Operating Interests	65

Glossary	66

Board of Directors	67

Senior Management	68

Corporate Information	Inside Back Cover

To Our Shareholders,

Our 2014 financial performance did not live up to our expectations. Still, I am excited by our strategic and operational accomplishments in the past year. We negotiated a transformational, growth-oriented merger with Ainsworth, a West Coast-based OSB producer with four high-quality, competitive mills. We also made significant continuous improvements in our own mills’ cost structure. Our efforts this year have set us up well to capture the benefits of the improving market environment we see ahead.

In 2014, Norbord delivered earnings of $0.48 per diluted share on adjusted EBITDA of $90 million. US housing continues to recover, although at a more gradual pace than most experts originally anticipated. This put pressure on North American panel demand and OSB prices, which in turn impacted our financial results. While this is disappointing, we have continued to see double-digit year-over-year growth in our sales to home improvement centre and industrial customers, which has partially offset the slower-than-expected housing recovery.

We made considerable progress this year improving the efficiency of our operations. Six of our mills set annual production records in 2014, including all of our European panel mills. Our operations also delivered $24 million of Margin Improvement Program, or MIP, gains this year, reflecting the ongoing company-wide effort to reduce manufacturing costs and increase productivity. Our strong operational performance demonstrates that we are “in control of our controllables” at Norbord. We will continue to push hard for MIP each and every year as it remains our primary tool to offset input cost inflation.

I have always believed that safety goes hand in hand with operating performance. Our safety record continued to improve in 2014 with a best-ever Occupational Safety and Health Administration (OSHA) recordable incident rate of 0.69. Four mills – Genk, Inverness, South Molton and Nacogdoches – completed the year injury-free. In addition, Norbord received the 2013 APA – The Engineered Wood Association award for being the safest company in our industry. I want to thank all our employees for their commitment to continually raising the bar on safety performance.

Margin improvements were complemented by a number of investments made over the past two years that are delivering tangible results. Last year, we completely rebuilt the wood-handling end of our Joanna, South Carolina plant to debottleneck the continuous press and allow us to run at higher line speeds. We had a unique opportunity at this mill to make a step change in capacity that positions us well to serve the growing mid-Atlantic region. We also implemented fines screening technology at four more mills, which positively impacts our manufacturing costs by lowering our wood and resin use.

THE AINSWORTH MERGER

In addition to our operational achievements, the big story of the year is our pending merger with Ainsworth. This transaction adds a new dimension to our growth story and will make us one of the largest and lowest-cost OSB producers in the world. Combining our two companies brings together Norbord’s manufacturing cost leadership with Ainsworth’s product development innovation. It will also allow us to better serve customers across North America and gain access to growing Asian markets.

We are pleased that shareholders have recently voted overwhelmingly in support of the merger. We continue to work proactively with the regulatory authorities to expedite their review of this combination and expect to be able to close the transaction at the end of the first quarter.

WHAT TO EXPECT IN 2015

Market Outlook

We remain optimistic about the unfolding housing recoveries in all our core markets in North America and Europe.

US housing economists forecast 2015 starts in the 1.15 million range, a 15% improvement over last year. This reflects expectations that new home construction will grow at a more gradual pace than in previous cyclical recoveries as builders struggle with labour and lot availability. The US economy appears poised for more impressive growth this year, which should spur household formations, the biggest driver of new home demand. Customer feedback suggests the North American OSB supply chain is lean, which should support improving demand in the near term as we head into the spring building season. The recent plunge in oil prices is also providing some cost relief as the resins which account for one-quarter of our cash manufacturing costs are becoming less expensive each month.

In our European panel business, we also see positive trends in spite of the re-emergence of negative headlines in parts of the Eurozone. Our core markets (the UK, Germany and BeNeLux) all saw improving OSB demand in 2014. OSB represents less than 40% of structural panel demand in Europe today and the rate of substitution has recently accelerated. The long-term market fundamentals for OSB in Europe remain favourable, and we have advanced our plans to expand capacity at both our Belgian and Scottish OSB mills to keep pace with this growing demand.

Capital Allocation

After two years of significant capital reinvestment, we are pulling back our planned 2015 capital expenditures to about $50 million as our management team focuses on the integration with Ainsworth. Our capital program primarily involves the ongoing roll out of fines screening technology as well as several productivity improvement investments, all as part of our multi-year strategy to debottleneck and lower manufacturing costs across our mills. The rebuild of the Huguley, Alabama mill also continues, but at a slow pace given the more gradual recovery in US housing.

In our press release dated January 28, 2015, you will see that the Board has set the current dividend payout to CAD $0.25 per share for the first quarter of 2015. Our variable dividend policy allows Norbord to balance compelling investment opportunities in our business with our continuing commitment to returning cash to shareholders. It is the Board’s intention to maintain this policy following the close of the Ainsworth merger.

MOVING FORWARD AS A GLOBAL OSB LEADER

Heading into 2015, our mills are lower cost and more productive – and we expect our ongoing progress in these areas to pay off as market conditions improve.

Our top priority this year will be to complete the merger with Ainsworth. We have great respect for Ainsworth, its people and its mills and are eager to begin working together with our new colleagues to quickly and seamlessly integrate the two businesses and deliver substantial synergies for all shareholders.

We look forward to the coming year as one of continued progress and opportunity for our shareholders, customers and employees. On behalf of Norbord, I thank you for your vote of confidence as we build the world’s leading OSB company.

Peter Wijnbergen

President and Chief Executive Officer

JANUARY 27, 2015

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2014 relative to 2013. The information in this section should be read in conjunction with the audited financial statements.

In this MD&A, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of a controlling equity interest in the Company.

Additional information on Norbord, including documents publicly filed by the Company, is available on the Company’s website at www.norbord.com or the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

To enhance shareholders’ understanding, certain five-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Earnings before finance costs, income taxes, depreciation and other unusual or non-recurring items (adjusted EBITDA), EBITDA margin, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), cash provided by (used for) operating activities per share, total shareholder return, net debt, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate or meaningful, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW

Norbord is an international producer of wood-based panels with 13 plant locations in the United States (US), Europe and Canada.

Norbord is one of the world’s largest producers of oriented strand board (OSB) with an annual capacity of 5.1 billion square feet (Bsf) (3/8-inch basis). The core assets of Norbord’s OSB business are located in the South East region of the US. The Company is also a significant producer of wood-based panels in the United Kingdom (UK). Wood fibre is purchased from third parties which include private landowners and government-owned and -managed timberlands. Norbord employed approximately 1,900 people at December 31, 2014.

Operations include 11 OSB mills, two particleboard mills, one medium density fibreboard (MDF) mill and one furniture plant. The Company reports all operations as a single operating segment – wood-based panels.

PENDING MERGER WITH AINSWORTH LUMBER CO. LTD.

On December 8, 2014, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) announced that they had entered into an arrangement agreement under which the Company and Ainsworth will merge to create a leading global wood products company focused on OSB across North America, Europe and Asia. Under the terms of the transaction, the Company has agreed to acquire all of the outstanding common shares of Ainsworth in an all-share transaction in which Ainsworth shareholders will receive 0.1321 of a share of the Company for each Ainsworth share pursuant to a plan of arrangement under the British Columbia Business Corporations Act.

On January 27, 2015, the transaction was approved by the required majorities of shareholders of each of Ainsworth and the Company. The transaction remains subject to customary conditions to closing, including approval of the plan of arrangement by the Supreme Court of British Columbia. In addition, while the transaction is not reportable under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the HSR Act) or the Canadian Competition Act, the U.S. Department of Justice (DOJ) has requested information about the transaction and the companies, as it is entitled to do. The Company and Ainsworth are providing the DOJ with the information it has requested and are working proactively with the DOJ to ensure an expedited review process. Norbord and Ainsworth are confident this review will have a satisfactory outcome and that it will not impact the companies’ ability to close the transaction by the end of the first quarter of 2015. Further information on the transaction and its expected effects on the Company can be found in the joint management information circular dated as of December 18, 2014.

Brookfield and its affiliated entities, which control approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively, will control approximately 53% of the outstanding common shares of the combined company upon closing. Based on the number of Ainsworth common shares outstanding as at December 8, 2014 (the date of the arrangement agreement), approximately 31.8 million Norbord common shares will be issued to Ainsworth shareholders on closing.

STRATEGY

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle. Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2014:

Financial Goal		2014 Accomplishments
1.	Generate cash.	•	Achieved adjusted EBITDA of $90 million and ROCE of 10%.

		•	Generated $24 million of Margin Improvement Program (MIP) gains across the Company.

		•	Increased European particleboard and MDF panel shipment volume by 7% and 5% respectively, benefiting from higher prices and richer product mix.

		•	Continued to manage operating working capital at minimal levels.

2.	Protect the balance sheet.	•	Ended the year with unutilized liquidity of $367 million (including $25 million in cash and cash equivalents), net debt to capitalization on a book basis of 51% and tangible net worth of $404 million.

The table below summarizes the six key components of Norbord’s business strategy and the Company’s 2014 performance in each area:

Strategic Priority		2014 Performance
1.	Develop a world-class safety culture.	•	Achieved best-ever safety performance with an Occupational Safety and Health Administration (OSHA) recordable rate of 0.69.

		•	Completed OSHA recordable injury-free year at four mills (Genk, Belgium; Inverness, Scotland; South Molton, England; and Nacogdoches, Texas).

		•	Four mills reached greater than one million hours without a lost-time injury. South Molton, England mill reached one million hours without a recordable incident.

		•	Received 2013 Safest Company Award from APA – The Engineered Wood Association.

2.	Pursue growth in OSB.	•	Increased production volume at North American and European panel mills by 6% over 2013.

		•	Set annual production records at six of 11 operating mills: Bemidji, Minnesota; Joanna, South Carolina; La Sarre, Quebec; Genk, Belgium; Cowie and Inverness, Scotland mills.

		•	Agreed to merger with Ainsworth to create a leading global wood products company focused on OSB across North America, Europe and Asia, with total OSB capacity of approximately 7.7 Bsf (3/8-inch basis).

		•	Progressed planning for potential European OSB capacity expansion.

3.	Own high-quality assets with low-cost positions.	•	Completed second year of capital reinvestment strategy, focused on improving productivity and reducing manufacturing costs. Key projects included the rebuild of the wood-handling end at the Joanna, South Carolina mill, the fines screening project at the Cordele, Georgia mill, and the dryer upgrade at the Cowie, Scotland particleboard mill.

		•	Continued preliminary work to rebuild the press line and prepare the Huguley, Alabama mill for a future restart.

4.	Maintain a margin-focused operating culture.	•	Generated $24 million in MIP gains across the Company from improved productivity, lower raw material usages, a richer value-added product mix and reduced labour costs. Paybacks on recent capital investments also contributed to MIP this year.

5.	Focus on growth customers.	•	Increased shipments of North American value-added products by 8%.

		•	Increased OSB shipments to key UK and German customers by 11%.

6.	Allocate capital with discipline.	•	Invested $77 million in capital projects to enhance the Company’s earnings potential.

		•	Declared quarterly dividends of CAD $0.60 per share totalling $116 million in 2014 under the Company’s variable dividend policy.

		•	Announced reset of dividend to CAD $0.25 per share starting in the first quarter of 2015 to take into account growth and other capital investment opportunities, and to maintain flexibility in the Company’s capital structure.

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2014	2013	2012¹	2011	2010
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	10%	35%	23%	5%	12%
Return on equity (ROE)	6%	35%	21%	(3)%	4%
Cash provided by (used for) operating activities	29	244	136	(13)	127
Cash provided by (used for) operating activities per share	0.54	4.78	3.12	(0.30)	2.93

SALES AND EARNINGS
Sales²	1,198	1,343	1,149	965	962
Adjusted EBITDA	90	287	188	45	107
Earnings	26	149	71	(11)	13
PER COMMON SHARE
Basic earnings	0.49	2.92	1.63	(0.25)	0.30
Diluted earnings	0.48	2.79	1.56	(0.25)	0.29
Dividends paid	2.15	1.78	—	—	—

Total assets	1,104	1,262	1,123	1,070	1,118
Long-term debt	434	433	433	438	443
Net debt for financial covenant purposes³	418	251	315	360	337
Net debt to capitalization, market basis³	26%	14%	32%	42%	35%
Net debt to capitalization, book basis³	51%	34%	43%	51%	49%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	3,511	3,339	3,111	2,885	2,989
Europe	1,663	1,567	1,574	1,547	1,405
Indicative average OSB price
North Central ($/Msf–7/16”)	218	315	271	186	219
South East ($/Msf–7/16”)	188	277	241	169	198
Europe (€/m3)[4]	262	273	260	264	244

[1]	Figures have been restated for the adoption of the amendments to International Accounting Standard (IAS) 19.
[2]	Outbound freight costs are no longer netted against sales; 2010 restated as a result of the adoption of IFRS.
[3]	2010 has not been restated for IFRS and shows the originally disclosed figures under Canadian GAAP.
[4]	European indicative average OSB price represents the gross delivered price to the largest Continental market.

North American OSB demand continues to improve, driven by a gradual rebound in new home construction and strong growth in repair-and-remodel and industrial uses. US housing starts came in at 1.01 million in 2014, up 9% compared to 2013, with single-family starts 5% higher. Supply outstripped demand, however, as production from six restarted OSB mills continued to ramp up. As a result, the North American North Central OSB benchmark price averaged $218 per thousand square feet (Msf) (7/16-inch basis) in 2014, down 31% over 2013, while the South East OSB benchmark price averaged $188 per Msf, down 32% over 2013. Norbord produced 6% more OSB in North America to meet improving customer demand, representing approximately 80% of stated capacity in 2014 compared to 75% in 2013. Norbord’s European panel business continued to generate strong financial results, despite increasingly negative headlines from the Eurozone, as demand in the Company’s core markets remains strong.

Against this market backdrop, Norbord generated adjusted EBITDA of $90 million in 2014 versus $287 million in 2013. Significantly lower North American OSB prices and higher key input prices were the primary drivers of the year-over-year adjusted EBITDA decrease in 2014. However, on the controllable side of the business, Norbord generated $24 million of Margin Improvement Program (MIP) gains in 2014, measured relative to 2013 at constant prices and exchange rates, primarily from lower raw material input usages and higher productivity. Earnings were $26 million ($0.49 per basic share; $0.48 per diluted share)

versus $149 million ($2.92 per basic share; $2.79 per diluted share) in 2013. Pre-tax ROCE averaged 10% compared to 35% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the efficient use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Norbord has generated an average annual ROCE of 17% over the past five years.

Norbord is well positioned to benefit from the US housing market recovery, and growing demand in the Company’s core European markets in the years ahead.

OUTLOOK FOR 2015

Industry experts are forecasting US housing starts in the range of 1.11 million to 1.21 million in 2015, which would represent an increase of 10% to 20% over 2014. In addition, Norbord expects continued solid growth in repair-and-remodel and industrial demand in 2015. There are no indications of any new industry capacity restarting in 2015, and this should drive higher demand-to-capacity ratios in the coming year. Norbord’s Huguley, Alabama mill will remain on a slow rebuild pace until it is sufficiently clear that customers require more product.

Norbord’s European operations are expected to deliver strong results again in 2015 as the Company’s core panel markets (UK, Germany and BeNeLux) continue to grow. UK housing starts were up 17% in 2014 and industry experts are forecasting an increase of 6% for 2015. The Ukrainian crisis continues to put pressure on OSB prices as eastern European producers redirect supply towards Central Europe. While this is expected to persist for the foreseeable future, it should further accelerate OSB substitution against plywood. Norbord expects to continue to run all panel mills at capacity, and achieve further productivity gains in 2015.

On the input cost side, the recent plunge in oil prices is reversing a decade-long upward trend in resin prices. While this should provide a meaningful tailwind, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usages and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.

Norbord is planning to make capital investments of $50 million in 2015 which includes key strategic capital projects focused on reducing manufacturing costs and increasing productivity across the Company’s mills.

Norbord has strong financial liquidity and no debt maturities until 2017. Combined with the Company’s competitive cost position, diversified sales strategy and solid customer partnerships, Norbord is well positioned for the continuing recovery in housing markets and will benefit from stronger OSB demand in the years ahead.

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2014	2013	2012	2011	2010
Sales[1]	1,198	1,343	1,149	965	962
Adjusted EBITDA	90	287	188	45	107
Adjusted EBITDA margin	8%	21%	16%	5%	11%
Depreciation	60	56	53	51	51
Investment in property, plant and equipment	78	83	26	25	16

Shipments (MMsf–3/8”)	5,174	4,906	4,685	4,432	4,394
Indicative average OSB price
North Central ($/Msf–7/16”)	218	315	271	186	219
South East ($/Msf–7/16”)	188	277	241	169	198
Europe (€/m3)[2]	262	273	260	264	244

[1]	Outbound freight costs are no longer netted against sales; 2010 restated as a result of the adoption of IFRS.
[2]	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Markets

North America is the principal market destination for Norbord’s products. North American OSB comprised approximately 68% of Norbord’s panel shipments by volume. Therefore, results of operations are most affected by volatility in North American OSB prices and demand. Europe comprised approximately 32% of total shipments by volume. European panel prices are less volatile than North American prices and therefore, affect Norbord’s results to a lesser degree.

Shipments

MMsf–3/8”	2014	2013	2012	2011	2010
North America	3,511	3,339	3,111	2,885	2,989
Europe	1,663	1,567	1,574	1,547	1,405

Total	5,174	4,906	4,685	4,432	4,394

North America

North American OSB demand continued to improve as the US housing recovery gained further traction in 2014, albeit at a more gradual pace than originally expected. Supply outstripped demand, as production from six restarted OSB mills continued to ramp up. As a result, North Central benchmark OSB prices traded in a tight range for most of 2014 – from a high of $235 per Msf (7/16-inch basis) in May, decreasing to the $220 range during the fall before finishing the year at $205 per Msf. The North Central benchmark price averaged $218 per Msf in 2014 compared to $315 per Msf in 2013, a 31% decrease. In the South East region, where approximately 55% of Norbord’s North American OSB capacity is located, prices averaged $188 per Msf, compared to $277 per Msf in the prior year. The regional price spread was wider than the historical average at various points throughout the year reflecting both the impact of OSB industry restart activity in the South East and the comparatively slower pace of the housing recovery in that region.

According to APA – The Engineered Wood Association (APA), new home construction is still the primary end use for the OSB industry in North America, accounting for approximately 50% of OSB demand in 2014. US housing starts were approximately 1.01 million in 2014, up 9% from 0.93 million in 2013, and permits were also 4% higher. Single-family starts (which use approximately three times more OSB than multifamily) increased by 5%. Despite the significant rebound in new home construction since 2009, US housing starts remain well below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of OSB.

Norbord’s North American OSB shipment volume increased by 5% in 2014. Approximately half of Norbord’s OSB sales volume went to the new home construction sector in 2014, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction and industrial applications. Management believes that this distribution channel diversity provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.

According to the APA, North American OSB demand increased by 6% in 2014 to approximately 19.9 Bsf (3/8-inch basis), representing 65% of total North American OSB and plywood structural panel demand and 71% of industry OSB installed production capacity (81% of industry operating capacity). Norbord’s North American OSB mills produced at approximately 80% of total capacity in 2014 (100% of operating capacity), up from 75% in 2013.

Europe

Norbord’s core European panel markets in the UK, Germany and BeNeLux all saw demand growth in 2014, despite the increasingly negative economic news coming from the Eurozone. The UK, where three out of Norbord’s four European mills are located, led the recovery with unemployment falling below 6%, GDP growth of over 2% and housing starts increased by 17% compared to the prior year, supported by first time homebuyer incentives and improved consumer confidence. In Germany, Norbord’s largest Continental European market, housing starts increased by 5%, representing the sixth consecutive year of growth. In this improving environment, Norbord’s European mills produced at approximately 105% of capacity in 2014 compared to 100% in 2013.

Year-over-year, particleboard prices increased 7% while MDF prices, which are less directly impacted by the recovering housing sector, improved 2%. OSB prices, however, decreased 6% as eastern European supply was redirected toward the west due to the ongoing conflict in the Ukraine.

Historically, the UK has been a net importer of panel products. For the past several years, the Pound Sterling has traded in a range relative to the Euro that has been advantageous to Norbord’s primarily UK-based operations as it has improved sales opportunities within the UK, slowed the flow of Continental European imports and supported Norbord’s export program into the Continent. The Pound Sterling traded between 1.19 and 1.29 against the Euro during 2014, a range that continued to benefit Norbord.

Sales1

(US $ millions)	2014	2013	2012	2011	2010
North America	$688	$879	$701	$507	$586
Europe	510	464	448	458	376

Total	$1,198	$1,343	$1,149	$965	$962

[1]	Outbound freight costs are no longer netted against sales; 2010 restated as a result of the adoption of IFRS.

Total sales decreased by $145 million or 11% in 2014. In North America, sales decreased by 22% due to significantly lower OSB prices, which were partially offset by a 5% increase in shipment volumes. Average North Central and South East OSB benchmark prices decreased by $97 per Msf and $89, respectively, in 2014, which is a decrease of 31% and 32%, respectively, compared to 2013. In Europe, sales increased by 10% due to higher particleboard and MDF prices, higher shipment volumes, and the foreign exchange translation impact of a stronger Pound Sterling relative to the US dollar, offset partially by lower OSB prices.

Production

(MMsf–3/8”)	2014	2013	2012	2011	2010
North America	3,521	3,316	3,123	2,864	2,993
Europe	1,690	1,610	1,576	1,537	1,437

Total	5,211	4,926	4,699	4,401	4,430

Total production volume increased by 6% or 285 million square feet (MMsf) (3/8-inch basis). The Company ran more of its North American capacity to meet increased OSB demand and its European panel mills continued to run on full production schedules.

North America

North American production volume increased by 6% or 205 MMsf (3/8-inch basis) in 2014 due to production efficiencies from the Company’s operating mills and additional volume from the Jefferson, Texas mill which was restarted in July 2013, partially offset by reduced production schedules. Annual production records were achieved at the mills in Bemidji, Minnesota; Joanna, South Carolina; and La Sarre, Quebec.

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2015, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for future restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. These two mills represent 19% of Norbord’s annual estimated capacity in North America.

Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at approximately 100% of their stated capacity in 2014. This compares to 95% in 2013. Including the indefinitely curtailed mills, Norbord’s mills produced at approximately 80% of stated capacity in 2014, compared to 75% in 2013.

Effective at December 31, 2014, Norbord’s stated annual North American OSB capacity was increased by 150 MMsf (3/8-inch basis), reflecting a significant capital investment to rebuild the wood-handling end at the Joanna, South Carolina mill.

Europe

European production volume increased by 5% or 80 MMsf (3/8-inch basis). Annual production records were achieved at the two OSB mills in Inverness, Scotland and Genk, Belgium, and at both the particleboard and MDF lines in Cowie, Scotland. All of Norbord’s panel mills ran on full production schedules in 2014 excluding maintenance and holiday shutdowns. The Company’s mills produced at approximately 105% of capacity in 2014, compared to 100% in 2013.

Effective at December 31, 2014, Norbord’s stated annual European panel capacity was increased by a total of 170 MMsf (3/8-inch basis), reflecting recent capital investments and improved operating efficiencies at mills in Cowie, Scotland (particleboard line); Genk, Belgium (OSB); and Inverness, Scotland (OSB).

Operating Results

Adjusted EBITDA (US $ millions)	2014	2013
North America	$54	$255
Europe	47	46
Unallocated	(11)	(14)

Total	$90	$287

Norbord generated adjusted EBITDA of $90 million in 2014, compared to $287 million in 2013. North American OSB generated adjusted EBITDA of $54 million, compared to $255 million in the prior year, a year-over-year decline of $201 million. Norbord’s European panel operations generated adjusted EBITDA of $47 million, a year-over-year improvement of $1 million. Unallocated costs were $3 million lower in 2014 mainly due to lower incentive compensation in 2014, and the foreign exchange translation impact of a weaker Canadian dollar.

North America

Norbord’s North American adjusted EBITDA decreased by $201 million primarily driven by significantly lower OSB prices and higher raw material prices. This was partially offset by higher shipment volume, lower raw material usages driven by MIP initiatives, lower mill profit share costs attributed to the lower results and the foreign exchange translation impact of a weaker Canadian dollar. Average North Central and South East OSB benchmark prices per Msf decreased by $97 and $89, respectively, which is a decrease of 31% and 32%, respectively, compared to 2013. On the cost side, higher raw material prices negatively impacted operating costs as fibre and resin prices increased year-over-year.

Europe

Norbord’s European operations delivered another strong year, benefiting from the improving trends in the Company’s core UK and German housing markets. The adjusted EBITDA improvement of $1 million in 2014 was primarily driven by higher average MDF and particleboard prices, higher shipment volumes, and the foreign exchange translation impact of a stronger Pound Sterling relative to the US dollar, offset partially by the impact of lower OSB prices, and higher labour, supplies and maintenance costs. European panel prices increased by 7% and 2% for particleboard and MDF, respectively, while OSB decreased by 6%.

Adjusted EBITDA Variance

The components of the adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2014 vs. 2013
Adjusted EBITDA – current period	$90
Adjusted EBITDA – comparative period	287

Variance	(197)

Mill nets[1]	(223)
Volume[2]	19
Key input prices[3]	(11)
Key input usage[3]	10
Mill profit share and bonus	11
Maintenance and other[4]	(3)

Total	$(197)

[1]	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
[2]	The volume variance represents the impact of shipment volume changes across all products.
[3]	The key inputs include fibre, resin, wax and energy.
[4]	The maintenance and other category covers all remaining variances including labour and benefits, and the impact of foreign exchange.

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In North America, sales decreased by 22% primarily due to significantly lower OSB prices partially offset by higher shipment volumes. In Europe, sales increased by 10% due to higher particleboard and MDF prices, higher shipment volumes, and the foreign exchange translation impact of a stronger Pound Sterling relative to the US dollar, offset partially by lower OSB prices.

On the cost side, fluctuations in uncontrollable raw material prices significantly impact operating costs. For the fifth consecutive year, key raw material prices increased, particularly in North America.

Fibre prices increased in both North America and Europe in 2014 due to competition and logging capacity constraints which are putting pressure on timber harvesting in certain areas. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as wood recycled materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.

Resin and wax prices, which are indexed to widely-used industrial chemicals derived from oil and gas products, also rose in North America in 2014. Benzene and phenol (key resin feedstock) hit record highs in the third quarter, but have since been trending down as a result of plunging oil prices. In Europe, resin prices decreased mainly due to the impact of a stronger Pound Sterling.

The prices of fibre, resin, wax and energy, which account for approximately 65% of Norbord’s cash production costs, have risen in the past three years, particularly in 2013 where key input prices increased by $28 million relative to 2012 as the broader economic recovery gained traction. MIP gains of $24 million in 2014 measured relative to 2013 at constant prices and exchange rates, mitigated the impact of higher raw material prices on Norbord’s earnings in 2014. Contributions to MIP included improved productivity, raw material usage reduction initiatives, a richer value-added product mix, and labour cost reductions. Paybacks on the Company’s investments in fines screening technology and the rebuild of the wood-handling end at the Joanna, South Carolina mill also contributed to the 2014 MIP gains.

In 2014, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased 1% over the prior year driven by increased production volume and lower raw material usages, partially offset by higher raw material prices. Excluding the impact of higher raw material prices, production costs per unit decreased by 3%.

FINANCE COSTS, COSTS ON EARLY DEBT EXTINGUISHMENT, DEPRECIATION AND INCOME TAX

(US $ millions)	2014	2013	2012[1]	2011	2010
Finance costs	$(30)	$(37)	$(37)	$(33)	$(34)
Costs on early debt extinguishment	—	(20)	—	—	—
Depreciation	(60)	(56)	(53)	(51)	(51)
Income tax recovery (expense)	31	(25)	(27)	28	(1)

[1]	Figures have been restated for the adoption of the amendments to IAS 19.

Finance Costs

Finance costs in 2014 declined compared to 2013 due to the lower interest rate on the senior secured notes. In November 2013, the Company issued $240 million in senior secured notes with an interest rate of 5.375%. These funds were used to early redeem the then existing $240 million in senior notes with an interest rate of 6.25%. In addition, $1 million of interest costs were capitalized on qualifying assets.

The effective interest rate on Norbord’s debt-related obligations was 6.4% as at both December 31, 2014, and December 31, 2013. None of Norbord’s net debt was subject to floating interest rates as at both December 31, 2014, and from December 31, 2013.

Costs on Early Debt Extinguishment

In 2013, the Company redeemed its outstanding $240 million 6.25% senior notes due in 2015. The costs incurred on early extinguishment were $20 million (see Liquidity and Capital Resources section).

Depreciation

Depreciation expense in 2014 was $4 million higher compared to 2013 due to higher production volumes as the Company uses the units-of-production method.

Income Tax

A tax recovery of $31 million was recorded in 2014 on the pre-tax loss of $5 million. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries. In 2014, a non-recurring income tax recovery of $12 million ($0.22 per basic and diluted share) was recorded which is comprised of: (i) the recognition and utilization of certain tax attributes that offset taxes previously expensed; and (ii) the recognition of a previously unrecognized deferred tax asset.

A tax expense of $25 million was recorded in 2013 on pre-tax income of $174 million. The effective tax rate of 14% is lower than the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries. In 2013, non-recurring income tax recoveries of $18 million ($0.35 per basic share; $0.34 per diluted share) were recorded which included: (i) the recognition and utilization of certain tax attributes that offset taxes previously expensed; (ii) a reduction in substantively enacted tax rates in the UK; and (iii) the recognition of a non-recurring deferred tax asset.

In 2014 and 2010, the Company received net cash tax refunds of $3 million and $52 million, respectively, related to losses carried back and over instalments. In 2013, 2012 and 2011, the Company paid net cash taxes of $10 million, $nil and $1 million, respectively, related to instalments.

At December 31, 2014, the Company had tax operating loss carryforwards of approximately €34 million from operations in Belgium. These losses can be carried forward indefinitely to offset future taxable income in Belgium. The Company also has tax operating loss carryforwards of CAD $108 million and US $133 million from operations in Canada and the US, respectively, which expire between 2026 and 2034. In addition, the Company has capital losses of CAD $226 million which can be carried forward indefinitely. The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable, and will protect future cash flows. Certain deferred tax assets in respect of tax losses and other attributes have been recognized and included in deferred income taxes in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance date and reduces the amount recognized to the extent, in the judgement of management, it is not probable to be realized.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2014	2013	2012	2011	2010
Cash provided by (used for) operating activities	$29	$244	$136	$(13)	$127
Cash provided by (used for) operating activities per share	0.54	4.78	3.12	(0.30)	2.93

Operating working capital	65	44	50	28	10

Total working capital	94	248	178	116	127

Investment in property, plant and equipment	78	83	26	25	16
Net debt to capitalization, market basis[1]	26%	14%	32%	42%	35%
Net debt to capitalization, book basis[1]	51%	34%	43%	51%	49%

[1]	2010 has not been restated for IFRS and shows the originally disclosed ratios under Canadian GAAP.

At year-end, the Company had unutilized liquidity of $367 million, comprising $25 million in cash and cash equivalents, $242 million in revolving bank lines and $100 million undrawn under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

The Company’s outstanding long-term debt has a weighted average term of 4.2 years. Norbord’s net debt for financial covenant purposes was $418 million at December 31, 2014, which includes long-term debt of $440 million less cash and cash equivalents of $25 million plus letters of credit of $3 million.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due in 2017 bear an interest rate that varies with the Company’s credit ratings. In June 2012, Moody’s Investors Service upgraded the ratings on the Company’s senior secured debt from Ba3 to Ba2 and accordingly, the interest rate on the 2017 notes decreased by 0.25% from 7.95% to 7.70% effective February 15, 2012.

Senior Secured Notes Due 2020

In November 2013, the Company issued $240 million in senior secured notes due in 2020 with an interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and committed revolving bank lines. In December 2013, the Company used the proceeds to early redeem the then existing $165 million 6.25% senior secured notes due in 2015 and $75 million 6.25% senior unsecured notes due in 2015. As a result, a premium of $17 million (pre-tax) was paid for the early extinguishment and a $3 million write-off of unamortized debt issue costs was recorded.

Revolving Bank Lines

The Company has a total aggregate commitment of $245 million which matures in May 2016 and bears interest at money market rates plus a margin that varies with the Company’s credit rating. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017 and 2020 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $250 million and maximum net debt to total capitalization, book basis, of 65%. As a result of the bank line renewal completed in 2010, the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back for the purposes of the tangible net worth calculation. In addition, other comprehensive income movement subsequent to January 1, 2011 is excluded from the tangible net worth calculation. Net debt includes total debt, principal value, less cash and cash equivalents plus letters of credit issued. At period-end, the Company’s tangible net worth was $404 million for financial covenant purposes, and net debt for financial covenant purposes was $418 million. Net debt to total capitalization, book basis, was 51%.

Debt Issue Costs

In 2013, debt issue costs of $6 million were incurred on the issuance of the 2020 senior notes and the renewal of the revolving bank lines. Amortization expense related to debt issue costs for 2014 was $1 million (2013 – $3 million).

Accounts Receivable Securitization

The Company has a $100 million accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $102 million (December 31, 2013 – $113 million) in accounts receivable and the Company did not have any drawings (December 31, 2013 – $nil) relating to this program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings fluctuates with the level of accounts receivable transferred, timing of cash settlements and the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as interest expense.

The securitization program contains no financial covenants. However, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at January 27, 2015, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, increased by $21 million during the year to $65 million at year-end, compared to $44 million at December 31, 2013. The year-over-year increase was primarily due to lower accounts payable and higher inventory partially offset by lower accounts receivables. Lower accounts payable was primarily attributed to lower mill profit share accruals and the timing of payments. Higher inventory was primarily attributed to higher supplies inventory on hand attributed to capital projects. Lower accounts receivables were primarily attributable to lower European trade receivables due to the foreign exchange translation impact of a weaker Pound Sterling versus the US dollar at year-end. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

Total working capital, which includes operating working capital plus cash and cash equivalents and income tax receivable, was $94 million as at December 31, 2014, compared to $248 million in the prior year. The decrease is primarily attributed to the lower cash balance.

Operating activities generated $29 million of cash or $0.54 per share in 2014, compared to $244 million or $4.78 per share in 2013. In 2014, lower adjusted EBITDA was the primary driver of the declining cash generation.

The Company did not have any net investment hedges in 2014 or 2013.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

	Payments Due by Period
(US $ millions)	2015	2016	2017	2018	2019	Thereafter	Total
Long-term debt, including interest	$29	$29	$221	$13	$13	$253	$558
Purchase obligations	56	54	40	16	—	—	166
Operating leases	4	3	2	—	—	—	9

Total	$89	$86	$263	$29	$13	$253	$733

Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS AND DIVESTITURES

Investment in Property, Plant and Equipment

(US $ millions)	2014	2013	2012	2011	2010
Increased productivity	$53	$48	$17	$15	$7
Environmental, health & safety	6	10	3	2	4
Maintenance of business	19	25	6	8	5

Total	$78	$83	$26	$25	$16

Due to market conditions, investment in property, plant and equipment was constrained to essential projects from 2008 to 2012. Investment in property, plant and equipment increased in 2013 and 2014 to total $161 million as part of the Company’s capital reinvestment strategy. The 2013 investment in property, plant and equipment of $83 million included the capital costs related to the preparation of the Jefferson, Texas mill for restart as well as key strategic capital projects to improve production efficiency and reduce manufacturing costs across the Company’s mills. Investment in property, plant and equipment in 2014 was $78 million (which includes $1 million of capitalized interest cost), representing approximately 130% of depreciation. Key 2014 projects included the rebuild of the wood-handling end at the Joanna, South Carolina mill, the dryer upgrade at the Cowie, Scotland particleboard mill and the fines screening project at the Cordele, Georgia mill. Also included was approximately $6 million for preliminary work to rebuild the press line at the curtailed Huguley, Alabama mill. Further investment to prepare this mill for restart was deferred to 2015 and beyond.

Norbord’s 2015 investment in property, plant and equipment is expected to be $50 million. The plan includes further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy, including three fines screening projects. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s committed revolving bank lines or accounts receivable securitization program.

CAPITALIZATION

Common Share Information

At December 31	2014	2013	2012	2011	2010
Shares outstanding (millions)	53.5	53.4	44.0	43.6	43.5
Dividends (US $ millions)	$116	$91	$—	$—	$—
Market price at year-end (CAD $)	$25.83	$33.86	$30.19	$8.10	$14.64

At January 27, 2015, there were 53.5 million common shares outstanding. The average daily volume traded during 2014 was approximately 201,000 shares, compared to approximately 218,000 shares in 2013.

In March 2014, Norbord renewed its normal course issuer bid in accordance with Toronto Stock Exchange (TSX) rules. Under the bid, the Company may purchase up to 2,670,496 of its common shares, which represented approximately 5% of the 53.4 million issued and outstanding common shares as at February 24, 2014. Purchases under the bid will terminate on the earlier of March 5, 2015, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX, or the date Norbord provides notice of termination of the bid. No share purchases were made under this bid or the Company’s previous bid that expired on February 4, 2014.

Amendment to Warrant Indenture

As at December 31, 2012, the Company had 135.2 million common share purchase warrants outstanding, entitling holders to purchase 13.5 million common shares, at a price of CAD $13.60 per share, at any time prior to December 24, 2013. On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis and receive common shares based on the in-the-money amount of their warrants. The Company’s Board of Directors approved this amendment on the recommendation of an independent committee comprising the five members of the Audit Committee. During 2013, 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. In addition, 0.8 million warrants were exercised on a cash basis resulting in the issuance of 0.1 million common shares for total proceeds of $1 million. In 2012, 1.1 million warrants were exercised resulting in the issuance of 0.1 million common shares for total proceeds of $1 million.

Dividends

On April 29, 2013, the Company’s Board of Directors approved a variable dividend policy which targets the payout to shareholders of a portion of expected future free cash flow through the cycle. The Company’s intention is that the dividend will reflect the cyclicality, not the seasonality, of the business. Under this policy, the Board of Directors has declared dividends of CAD $0.60 per common share in each of the past seven quarters including the fourth quarter of 2014.

On December 8, 2014, in conjunction with the announcement of the combination with Ainsworth, the Company also announced that it anticipates that the Board of Directors of the combined entity will continue with the Company’s variable dividend policy. Taking into account growth and other attractive capital investment opportunities, and to maintain flexibility in the Company’s capital structure, the Board of Directors of the Company announced that it expected to set the quarterly dividend at CAD $0.25 per common share in the first quarter of 2015. In the arrangement agreement with Ainsworth, the Company has agreed to not pay more than CAD $0.25 per common share for any future quarterly dividends with a record date prior to the closing of the merger, after which the Board of Directors of the merged entity will determine the appropriate level of dividends on a quarterly basis.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s existing revolving bank lines and senior notes, as well as broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board of Directors retains the power to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount described above or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends in the future.

Stock Options

As at December 31, 2014, options on 1.6 million common shares were outstanding, with 48% vested. The exercise prices for the outstanding options range from CAD $6.50 to CAD $111.30, with expiry on various dates up to 2024. In 2014, no stock options were exercised (2013 – 0.9 million stock options were exercised resulting in the issuance of 0.9 million common shares for total proceeds of $12 million).

SELECTED QUARTERLY INFORMATION

				2014				2013
(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	7%	7%	15%	13%	13%	21%	48%	55%
Return on equity (ROE)	3%	5%	10%	6%	2%	21%	46%	60%
Cash provided by (used for) operating activities	13	22	20	(26)	35	63	101	45
Cash provided by (used for) operating activities per share	0.25	0.41	0.37	(0.49)	0.68	1.18	1.91	1.01

SALES AND EARNINGS
Sales	282	302	311	303	302	311	365	365
Adjusted EBITDA	15	15	33	27	29	45	102	111
Earnings	3	5	11	7	2	27	53	67
PER COMMON SHARE
Basic earnings	0.06	0.09	0.21	0.13	0.04	0.51	1.00	1.51
Diluted earnings	0.06	0.09	0.20	0.13	0.04	0.50	0.99	1.26
Dividends paid	0.51	0.56	0.54	0.54	0.56	0.56	0.59	—

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	895	893	906	817	887	886	810	756
Europe	399	435	395	434	375	386	406	400
Indicative average OSB price
North Central ($/Msf–7/16”)	216	216	219	219	245	252	347	417
South East ($/Msf–7/16”)	181	177	199	193	192	207	313	396
Europe (€/m3)[1]	248	258	269	273	276	278	273	265

[1]	European indicative average OSB price represents the gross delivered price to the largest Continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and renovation work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and Europe. Logs are generally consumed in the spring and summer months.

The price of and demand for OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of and demand for OSB in North America. The Company estimates that the annualized impact on adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $36 million or $0.67 per basic share (pre-tax). Regional pricing variations, particularly in the Southern US, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, competition premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material input costs, primarily fibre, resin, wax and energy. In each of the last five years, key input prices have increased as the broader US economic recovery gains traction. In 2014, the impact was more moderate as oil prices trended down in the fourth quarter, reversing a decade-long upward trend. In 2015, at current oil prices, downward pressure on input prices is expected to continue.

Norbord has relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, which comprises 12% of its panel production capacity. The Company estimates that the unfavourable impact of a one-cent (US) increase in the value of the Canadian dollar would negatively impact annual adjusted EBITDA by approximately $1 million when both of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Costs related to Ainsworth Combination – Included in the fourth quarter of 2014 is $5 million ($0.09 per basic and diluted share) of transaction costs related to the announced business combination with Ainsworth.

Costs on Early Debt Extinguishment – Included in the fourth quarter of 2013 is a $17 million ($0.32 per basic and diluted share) premium (pre-tax) paid on the early extinguishment of the Company’s outstanding $240 million 6.25% senior notes due in 2015 and a related $3 million ($0.06 per basic and diluted share) write-off of unamortized debt issue costs.

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.13 per basic and diluted share) non-recurring income tax recovery and included in the third quarter of 2014 is a $5 million ($0.09 per basic and diluted share) non-recurring income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets. Included in the fourth quarter of 2013 is a $9 million ($0.17 per basic and diluted share) income tax recovery related to the recognition of a non-recurring deferred tax asset. Included in the third quarter of 2013 is a $9 million ($0.17 per basic and diluted share) non-recurring income tax recovery as a result of the recognition and utilization of certain tax attributes that offset taxes previously expensed as well as a reduction in substantively enacted tax rates in the UK.

FOURTH QUARTER RESULTS

Norbord achieved positive adjusted EBITDA results for the 22nd consecutive quarter.

In the fourth quarter, North Central benchmark OSB prices averaged $216 per Msf (7/16-inch basis), unchanged from the prior quarter and down $29 per Msf from the fourth quarter of 2013. In the South East region, where approximately 55% of Norbord’s North American OSB capacity is located, prices averaged $181 per Msf in the quarter, up $4 from the prior quarter and down $11 from the fourth quarter of 2013. Quarter-over-quarter, European panel prices all declined by 2% due to the seasonal drawdown in demand. Year-over-year, particleboard and MDF prices were flat, while OSB prices were down 11% due to the impact of the Ukraine crisis.

In North America, shipments were in line with the prior quarter as four more fiscal days in the quarter were offset by more curtailed production days due to the seasonal slowdown in OSB demand. Shipments were modestly higher compared to the same quarter last year due to higher productivity partially offset a reduced production schedule. In Europe, the seasonal slowdown was also evident as shipment volumes decreased over the prior quarter. European shipments were higher compared to the same quarter last year due to fewer maintenance shutdown days taken this year.

Sales in the quarter were $282 million, compared to $302 million in both the third quarter of 2014 and fourth quarter of 2013. Quarter-over-quarter, sales decreased by $20 million primarily due to the foreign exchange translation impact of a weaker Pound Sterling versus the US dollar. Year-over-year, sales decreased by $20 million mainly due to lower North American and European OSB prices.

Norbord’s North American OSB mills produced at approximately 75% of capacity in both the fourth quarter of 2014 and 2013, compared to 80% in the third quarter of 2014. Norbord’s European mills produced at approximately 105% of capacity in the fourth quarter of 2014, compared to 95% in the fourth quarter of 2013 and 100% in the third quarter of 2014.

Norbord recorded earnings of $3 million ($0.06 per basic and diluted share) in the fourth quarter of 2014, in line with the $5 million ($0.09 per basic and diluted share) in the third quarter of 2014 and $2 million ($0.04 per basic and diluted share) in the fourth quarter of 2013. Current quarter earnings includes $5 million in Ainsworth combination costs and earnings in the fourth quarter of 2013 included $20 million (pre-tax) in costs on the early repayment of the 2015 senior notes. All comparative quarters included non-recurring income tax recoveries (see Selected Quarterly Information, Income Taxes section).

Norbord recorded adjusted EBITDA of $15 million in both the current and previous quarter and $29 million in the fourth quarter of 2013. Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2014 vs. Q3 2014	Q4 2014 vs. Q4 2013
Adjusted EBITDA – current period	$15	$15
Adjusted EBITDA – comparative period	15	29

Variance	—	(14)

Mill nets[1]	(3)	(23)
Volume[2]	3	4
Key input prices[3]	—	(2)
Key input usage[3]	(2)	4
Mill profit share and bonus	—	1
Maintenance and other[4]	2	2

Total	$—	$(14)

[1]	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
[2]	The volume variance represents the impact of shipment volume changes across all products.
[3]	The key inputs include fibre, resin, wax and energy.
[4]	The maintenance and other category covers all remaining variances including labour and benefits, and the impact of foreign exchange.

Adjusted EBITDA

(US $ millions)	Q4 2014	Q3 2014	Q4 2013
North America	$6	$7	$21
Europe	11	11	12
Unallocated	(2)	(3)	(4)

Total	$15	$15	$29

Norbord’s North American operations generated adjusted EBITDA of $6 million in the fourth quarter of 2014, versus $7 million in the third quarter of 2014 and $21 million in the fourth quarter of 2013. Quarter-over-quarter, the decrease in adjusted EBITDA of $1 million was primarily attributed to lower OSB prices. The year-over-year decrease of $15 million was primarily attributed to significantly lower OSB prices partially offset by lower raw material usages and higher shipment volume.

In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) were flat versus the third quarter of 2014 as the impact of the additional production curtailments was offset by the impact of four additional fiscal days in the quarter. OSB cash production costs per unit (excluding mill profit share) decreased by 1% over the fourth quarter of 2013, attributed to higher shipment volume, lower raw material usages, and fewer maintenance shutdown days, partially offset by the impact of additional production curtailments and higher fibre and resin prices.

Norbord’s European operations generated adjusted EBITDA of $11 million in both the fourth and third quarters of 2014, versus $12 million in the fourth quarter of 2013. Quarter-over-quarter, adjusted EBITDA was flat as lower panel prices were offset by lower supplies and maintenance costs. The year-over-year decrease of $1 million is primarily attributed to lower OSB prices and higher fibre prices, partially offset by higher shipment volume and lower raw material usages.

Year-over-year, unallocated costs decreased primarily due to lower incentive compensation and the foreign exchange translation impact of a weaker Canadian dollar.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2014:

Indemnity Commitment

As at December 31, 2014, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company provided certain administrative services to Brookfield which were charged on a cost recovery basis. In addition, the Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. In 2014, the fees for services rendered and the cost of goods purchased was less than $1 million (2013 – $3 million) and were charged at market rates.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2014	2013
Salaries, incentives and short-term benefits	$2	$4
Share-based awards	1	1

	$3	$5

FINANCIAL POLICIES

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, the Company had unutilized liquidity of $367 million, comprising $25 million in cash and cash equivalents, $100 million undrawn under its accounts receivable securitization program and $242 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

At January 27, 2015, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2

Issuer	BB	BB-	Ba2
Outlook	Stable	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

CHANGES IN ACCOUNTING STANDARDS

(i) Levies

IFRIC 21, Levies (IFRIC 21), was issued by the IASB on May 20, 2013 and provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 became effective for the Company on January 1, 2014 and did not have an impact on the Company’s financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i) Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year ending December 31, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(ii) Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 is effective for the year ending December 31, 2017. The Company is currently assessing the impact of IFRS 15 on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

Product Concentration and Cyclicality

OSB accounts for almost 85% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt.

Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in product prices on adjusted EBITDA:

	Sensitivity Factor	Impact on adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”	$36
OSB – Europe	€10 per m3	7

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon financial market conditions. Although Norbord has notes maturing in 2017 and 2020 and has bank lines that are committed to 2016, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2014, Norbord had one customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer or any significant customer order cancellations could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

As Norbord does not own any timberlands, it purchases timber, wood chips and fibre as well as other wood recycled materials on the open market, in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to the Company’s operations. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity and other bio-based products.

Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Europe, wood fibre is purchased from the government and private landowners. Fibre for OSB comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s Canadian mills source roundwood logs primarily from private landholders and hold forestry licences and agreements to source aspen and birch from Crown timberlands in Quebec. Most of this Crown volume is harvested and delivered by third parties that also hold licences to operate in these areas.

The Crown licences require the payment of stumpage fees for the timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licences cover periods ranging from 20 to 25 years and are renewed or extended every five years. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation.

Third-Party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian employees are unionized – representing just under one-half of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three to five-year term, and the current contract with the Communications, Energy and Paperworkers Union (now Unifor) representing members at the OSB mill in La Sarre, Quebec expires June 30, 2016. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. In addition, environmental laws and regulations could become more stringent in the future.

Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Natural Events

Norbord’s business is exposed to numerous natural events, such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural disasters, that are not insurable events. If such an event occurs, Norbord may need to curtail production or incur increased fibre or other costs.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Tax Exposures

Norbord takes various tax-filing positions in the normal course of business, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Pound Sterling, Euro and Canadian dollar). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros

•	Net Canadian dollar-denominated monetary assets and liabilities

•	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are all closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency deficit position and therefore Norbord is required to make accelerated cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. Based on this assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2014. There have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2014 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation and other unusual or non-recurring items. Non-recurring items include costs related to the Ainsworth combination, costs on early debt extinguishment, and provision for non-core operation. As Norbord operates in a cyclical commodity business, Norbord interprets adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views adjusted EBITDA as a measure of gross profit and interprets adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles EBITDA and adjusted EBITDA to IFRS Earnings:

(US $ millions)	2014	2013	2012	2011	2010
Earnings	$26	$149	$71	$(11)	$13
Add: Finance costs	30	37	37	33	34
(Less) Add: Income tax (recovery) expense	(31)	25	27	(28)	1
Add: Depreciation	60	56	53	51	51

EBITDA	85	267	188	45	99
Add: Costs related to Ainsworth combination	5	—	—	—	—
Add: Costs on early debt extinguishment	—	20	—	—	—
Add: Provision for non-core operation	—	—	—	—	8

Adjusted EBITDA	$90	$287	$188	$45	$107

EBITDA margin (%) is defined as adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets adjusted EBITDA margin trends as indicators of relative operating performance.

Operating working capital is defined as accounts receivable plus inventory less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	2014	2013	2012	2011	2010
Accounts receivable	$121	$130	$125	$102	$90
Inventory	125	120	98	88	84
Accounts payable and accrued liabilities	(181)	(206)	(173)	(162)	(164)

Operating working capital	$65	$44	$50	$28	$10

Total working capital is operating working capital plus cash and cash equivalents and tax receivable less bank advances, if any.

(US $ millions)	2014	2013	2012	2011	2010
Operating working capital	$65	$44	$50	$28	$10
Cash and cash equivalents	25	193	128	83	111
Tax receivable	4	11	—	5	6

Total working capital	$94	$248	$178	$116	$127

Capital employed is defined as the sum of property, plant and equipment, operating working capital, tax receivable and other assets less any unrealized balance sheet losses included in other liabilities. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, operating working capital, tax receivable and other assets.

(US $ millions)	2014	2013	2012	2011	2010
Property, plant and equipment	$800	$794	$764	$787	$814
Accounts receivable	121	130	125	102	90
Tax receivable	4	11	—	5	6
Inventory	125	120	98	88	84
Accounts payable and accrued liabilities	(181)	(206)	(173)	(162)	(164)
Other assets	—	—	—	5	13

Capital employed	$869	$849	$814	$825	$843

ROCE (return on capital employed) is adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is earnings available to common shareholders divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is an non-IFRS measure and is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Total shareholder return is a useful measure of the return on an investment in Norbord common shares, including share-price appreciation and dividends. The calculation assumes the reinvestment of all dividends in shares of Norbord.

Net debt is the principal value of long-term debt, including the current portion and bank advances, if any, less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2014	2013	2012	2011	20101
Long-term debt, principal value	$440	$440	$440	$440	$440
Less: Cash and cash equivalents	(25)	(193)	(128)	(83)	(113)

Net debt	415	247	312	357	327
Add: Letters of credit	3	4	3	3	10

Net debt for financial covenant purposes	$418	$251	$315	$360	$337

[1]	2010 has not been restated for IFRS and shows the originally disclosed figures under Canadian GAAP.

Tangible net worth consists of shareholders’ equity. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011.

(US $ millions)	2014	2013	2012	2011	2010[1]
Shareholders’ equity	$359	$476	$386	$300	$352
Add: IFRS transitional adjustments	21	21	21	21	—
Add: Other comprehensive income movement[2]	24	(5)	15	22	—

Tangible net worth	$404	$492	$422	$343	$352

[1]	2010 has not been restated for IFRS and shows the originally disclosed figures under Canadian GAAP.
[2]	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding income tax rates; (12) expectations regarding compliance with environmental regulations; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) expectations regarding the time necessary to satisfy the conditions to closing of the pending Ainsworth transaction.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (7) impact of changes to, or non-compliance with, environmental regulations; (8) impact of any product liability claims in excess of insurance coverage; (9) risks inherent to a capital intensive industry; (10) impact of future outcomes of tax exposures; and (11) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

JANUARY 27, 2015

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with International Financial Reporting Standards.

The Company maintains systems of internal controls, which are designed to provide reasonable assurance that accounting records are reliable and to safeguard the Company’s assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and Management’s Discussion and Analysis, considers the report of the external auditors, assesses the adequacy of the internal controls of the Company, approves the services provided by the external auditors, examines the fees and expenses for audit services, and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

/s/ PETER C. WIJNBERGEN	/s/ ROBIN E. LAMPARD
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Norbord Inc.

We have audited the accompanying consolidated financial statements of Norbord Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Norbord Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

/s/ KPMG LLP
KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

January 27, 2015

Toronto, Canada

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2014	Dec 31, 2013
Assets
Current assets
Cash and cash equivalents		$25	$193
Accounts receivable	3	121	130
Tax receivable		4	11
Inventory	4	125	120

		275	454
Non-current assets
Property, plant and equipment	5	800	794
Deferred income tax assets	9	29	14

		829	808

		$1,104	$1,262

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$181	$206

Non-current liabilities
Long-term debt	6	434	433
Other liabilities	7	31	27
Deferred income tax liabilities	9	99	120

		564	580

Shareholders’ equity	10	359	476

		$1,104	$1,262

(See accompanying notes)

On behalf of the Board:

/s/ ROBERT J. HARDING	/s/ PETER C. WIJNBERGEN
ROBERT J. HARDING	PETER C. WIJNBERGEN
Chair	President and Chief Executive Officer

Consolidated Statements of Earnings

Years ended December 31 (US $ millions, except per share information)	Note	2014	2013
Sales		$1,198	$1,343
Cost of sales		(1,097)	(1,042)
General and administrative expenses		(11)	(14)

Earnings before finance costs, costs related to Ainsworth combination, costs on early debt extinguishment, income tax and depreciation		90	287
Finance costs	3, 6	(30)	(37)
Costs related to Ainsworth combination	18	(5)	—
Costs on early debt extinguishment	6	—	(20)

Earnings before income tax and depreciation		55	230
Depreciation	5	(60)	(56)
Income tax recovery (expense)	9	31	(25)

Earnings		$26	$149

Earnings per common share	11
Basic		$0.49	$2.92
Diluted		0.48	2.79

(See accompanying notes)

Consolidated Statements of Comprehensive (Loss) Income

Years ended December 31 (US $ millions)	Note	2014	2013
Earnings		$26	$149
Other comprehensive income, net of tax
Item that will not be reclassified to earnings:
Actuarial (loss) gain on post-employment obligations	9	(6)	15
Item that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	9	(23)	4

Other comprehensive (loss) income, net of tax		(29)	19

Comprehensive (loss) income		$(3)	$168

(See accompanying notes)

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31 (US $ millions)	Note	2014	2013
Share capital
Balance, beginning of year		$661	$346
Issue of common shares	10	1	315

Balance, end of year		$662	$661

Contributed surplus
Balance, beginning of year		$6	$44
Stock-based compensation	10	1	1
Warrants and stock options exercised	10	—	(39)

Balance, end of year		$7	$6

Retained earnings
Balance, beginning of year		$(190)	$(11)
Transfer to accumulated other comprehensive income	10	—	26

Adjusted balance, beginning of year		(190)	15
Earnings		26	149
Common share dividends		(116)	(91)
Warrants exercised	10	—	(263)

Balance, end of year[i]		$(280)	$(190)

Accumulated other comprehensive (loss) income
Balance, beginning of year		$(1)	$6
Transfer from retained earnings	10	—	(26)

Adjusted balance, beginning of year		(1)	(20)
Other comprehensive (loss) income		(29)	19

Balance, end of year	10	$(30)	$(1)

Shareholders’ equity		$359	$476

(See accompanying notes)

[i]	Retained earnings comprised of:

Deficit arising on cashless exercise of warrants in 2013 (note 10)	$(263)	$(263)
All other retained earnings	(17)	73

Consolidated Statements of Cash Flows

Years ended December 31 (US $ millions)	Note	2014	2013
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$26	$149
Items not affecting cash:
Depreciation		60	56
Deferred income tax	9	(35)	26
Other items		(5)	19

		46	250
Net change in non-cash operating working capital balances	12	(24)	5
Net change in tax receivable		7	(11)

		29	244

Investing activities
Investment in property, plant and equipment		(81)	(79)

Financing activities
Common share dividends paid		(115)	(91)
Debt issue costs	6	(1)	(5)
Repayment of debt	6	—	(240)
Issue of debt	6	—	240
Costs on early debt extinguishment	6	—	(17)
Issue of common shares, net	10	—	13

		(116)	(100)

Cash and cash equivalents
(Decrease) increase during the year		(168)	65
Balance, beginning of year		193	128

Balance, end of year	12	$25	$193

(See accompanying notes, including note 12 for supplemental cash flow information.)

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, a related party by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 13 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations of the International Financial Reporting Interpretations Committee. These financial statements were authorized for issuance by the Board of Directors of the Company on January 27, 2015.

(b)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 14).

(d)	Functional and Presentation Currency

The US dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

(e)	Changes in Accounting Standards

Levies

In May 2013, the IASB issued IFRIC 21, Levies (IFRIC 21), which provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 became effective for the Company on January 1, 2014 and did not have an impact on the Company’s financial statements.

(f)	Foreign Currency Translation

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities of the Company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings. Gains or losses on transactions that hedge these items are also included in earnings. Revenue and expenses are measured at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from monetary assets or liabilities in a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (OCI).

(g)	Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, and investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.

(h)	Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(i)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production basis. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 10 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs to sell and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

(j)	Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and their final five years’ average salary; the plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses are recognized immediately through OCI.

(k)	Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

The fair values of the Company’s derivative financial instruments are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments is based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

(l)	Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying value of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

(m)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Any translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates which give rise to a temporary difference are recorded as a deferred tax asset or liability.

(n)	Share-Based Payments

The Company issues share-based awards to certain employees in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

(o)	Revenue Recognition

Sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(p)	Impairment of Non-Derivative Financial Assets

Financial assets not classified at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

(q)	Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;

Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(r)	Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

A.	Judgements

Information about management’s judgement made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or OCI will be affected.

B.	Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2014 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment

When determining the value in use of property, plant and equipment during impairment testing, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(iv)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(v)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(s)	Future Changes in Accounting Policies

(i)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year ending December 31, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(ii)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 is effective for the year ending December 31, 2017. The Company is currently assessing the impact of IFRS 15 on its financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has a $100 million accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $102 million (December 31, 2013 – $113 million) in accounts receivable and did not have any drawings (December 31, 2013 – $nil) relating to this program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings fluctuates with the level of accounts receivable transferred, the timing of cash settlements and the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 13). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as interest expense.

The securitization program contains no financial covenants. However, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at January 27, 2015, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Raw materials	$30	$31
Finished goods	51	48
Operating and maintenance supplies	44	41

	$125	$120

At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $2 million (December 31, 2013 – $1 million).

The amount of inventory recognized as an expense was as follows:

(US $ millions)	2014	2013
Cost of inventories	$1,061	$1,005
Depreciation on property, plant and equipment	60	56

	$1,121	$1,061

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2012	$10	$120	$768	$19	$917
Additions	—	—	15	68	83
Disposals	—	—	(23)	—	(23)
Transfers	—	—	43	(43)	—
Effect of translation	—	2	2	—	4

December 31, 2013	10	122	805	44	981
Additions	—	—	33	45	78
Disposals	—	—	(6)	—	(6)
Transfers	—	8	57	(65)	—
Effect of translation	—	(3)	(13)	—	(16)

December 31, 2014	$10	$127	$876	$24	$1,037

Accumulated depreciation
December 31, 2012	$—	$24	$129	$—	$153
Depreciation	—	8	48	—	56
Disposals	—	—	(23)	—	(23)
Effect of translation	—	1	—	—	1

December 31, 2013	—	33	154	—	187
Depreciation	—	8	52	—	60
Disposals	—	—	(6)	—	(6)
Effect of translation	—	(1)	(3)	—	(4)

December 31, 2014	$—	$40	$197	$—	$237

Net
December 31, 2013	$10	$89	$651	$44	$794
December 31, 2014	10	87	679	24	800

During the year, $1 million (December 31, 2013 – $nil) in interest costs were capitalized and included as part of the cost of qualifying assets.

NOTE 6. LONG-TERM DEBT

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Principal amount
Senior secured notes due 2017	$200	$200
5.375% senior secured notes due 2020	240	240

	440	440
Debt issue costs	(6)	(7)

	$434	$433

Maturities of long-term debt are as follows:

(US $ millions)	2015	2016	2017	2018	2019	Thereafter	Total
Maturities of long-term debt	$—	$—	$200	$—	$—	$240	$440

As at December 31, 2014, the effective interest rate on the Company’s debt-related obligations was 6.4% (2013 – 6.4%).

The components of finance costs were as follows:

(US $ millions)	2014	2013
Interest on long-term debt[1]	$27	$31
Amortization of debt issue costs	1	3
Revolving bank lines fees	1	2

	29	36
Net interest expense on net pension obligation	1	1

Total finance costs	$30	$37

[1]	Net of capitalized interest of $1 million and $nil, respectively (note 5).

Senior Secured Notes Due 2017

The Company’s senior secured notes due in 2017 bear a fixed interest rate that varies with the changes in the Company’s credit ratings. In 2014 and 2013, the interest rate was 7.70%.

Senior Secured Notes Due 2020

In November 2013, the Company issued $240 million in senior secured notes due in 2020 with an interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and committed revolving bank lines. In December 2013, the Company used the proceeds to early redeem the then existing $165 million 6.25% senior secured notes due in 2015 and $75 million 6.25% senior unsecured notes due in 2015. As a result, a premium of $17 million (pre-tax) was paid for the early extinguishment and a $3 million write-off of unamortized debt issue costs was recorded.

Revolving Bank Lines

The Company has a total aggregate commitment of $245 million which matures in May 2016 and bears interest at money market rates plus a margin that varies with the Company’s credit rating. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017 and 2020 senior secured notes.

At period-end, none of the revolving bank lines were drawn as cash, $3 million was utilized for letters of credit and $242 million was available to support short-term liquidity requirements.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $250 million and maximum net debt to total capitalization, book basis, of 65%. The IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back for the purposes of the tangible net worth calculation. In addition, OCI movement subsequent to January 1, 2011 is excluded from the tangible net worth calculation. Net debt includes total debt, principal value, less cash and cash equivalents plus letters of credit issued. At period-end, the Company’s tangible net worth for financial covenant purposes was $404 million and net debt for financial covenant purposes was $418 million. Net debt to total capitalization was 51% on a book basis (note 13).

Debt Issue Costs

In 2013, debt issue costs of $6 million were incurred on the issuance of the 2020 senior notes and the renewal of the revolving bank lines. Amortization expense related to debt issue costs for 2014 was $1 million (2013 – $3 million).

NOTE 7. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2014	Dec 31, 2013
Defined benefit pension obligation	8	$22	$17
Accrued employee benefits		9	10

		$31	$27

NOTE 8. EMPLOYEE BENEFIT PLANS

Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The most recent actuarial valuation for funding purposes was conducted as of December 31, 2013.

Information about Norbord’s defined benefit pension obligation and assets is as follows:

(US $ millions)	2014	2013
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$89	$96
Current service cost	1	2
Interest on accrued benefit obligation	4	4
Benefits paid	(5)	(7)
Net actuarial loss (gain) arising from changes to:
Demographic assumptions	1	3
Financial assumptions	10	(6)
Experience adjustments	1	2
Foreign currency exchange rate impact	(6)	(5)

Accrued benefit obligation, end of year[1]	$95	$89

Change in plan assets during the year
Plan assets, beginning of year	$72	$64
Interest income	3	3
Remeasurement gains:
Return on plan assets (excluding interest income)	3	8
Employer contributions	6	7
Benefits paid	(5)	(7)
Foreign currency exchange rate impact	(6)	(3)

Plan assets, end of year[1]	$73	$72

Funded status
Accrued benefit obligation	$95	$89
Plan assets	(73)	(72)

Accrued benefit obligation in excess of plan assets	$22	$17

[1]	All plans have accrued benefit obligations in excess of plan assets.

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2014	2013
Current service cost	$1	$2
Net interest cost	1	1

Net periodic pension expense	$2	$3

The significant weighted average actuarial assumptions are as follows:

	2014	2013
Used in calculation of net periodic pension expense for the year
Discount rate	4.7%	4.3%
Price inflation	2.2%	2.0%
Used in calculation of accrued benefit obligation, end of year
Discount rate	3.8%	4.7%
Price inflation	2.2%	2.2%

The impact of a change to the significant actuarial assumptions on the accrued benefit obligation as at December 31, 2014 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(7)	$8
Price inflation rate (1.0% change)	5	(4)

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2014	Dec 31, 2013
Asset category
Equity investments	59%	61%
Fixed income investments	37%	36%
Cash	4%	3%

Total assets	100%	100%

Cost of sales includes $9 million (2013 – $8 million) related to contributions to Norbord’s defined contribution pension plans.

NOTE 9. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The source of deferred income tax balances is as follows:

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Property, plant and equipment, differences in basis	$(166)	$(166)
Benefit of tax loss carryforwards	85	47
Other differences in basis	11	13

Net deferred income tax liabilities	$(70)	$(106)

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Deferred income tax assets	$29	$14
Deferred income tax liabilities	(99)	(120)

Net deferred income tax liabilities	$(70)	$(106)

As at December 31, 2014, the Company had the following approximate tax attributes available to carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
Belgium	€34	Indefinite
Canada – non-capital loss	CAD$108	2034
Canada – capital loss	CAD$226	Indefinite
United States	US$133	2034

The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable, and they will protect future cash flows. Certain deferred tax benefits relating to the above attributes have been included in deferred income taxes in the consolidated financial statements. At each balance sheet date, the Company assesses its deferred income tax assets and recognizes the amounts that, in the judgement of management, are probable to be utilized. During the year, the Company recognized $11 million in net deferred tax assets (2013 – $3 million) relating to prior years’ losses and temporary differences. The Company also recognized $2 million of net deferred tax assets (2013 – $3 million) related to items which were recorded in OCI.

The expiry date, if applicable, of the unrecognized deferred tax assets is as follows:

(US $ millions)	Dec 31, 2014	Dec 31, 2013
2018 – 2034	$12	$19
Do not expire	33	33

Total	$45	$52

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax assets have not been recognized as at December 31, 2014 is $394 million (December 31, 2013 – $322 million).

Income tax (recovery) expense recognized in the statement of earnings comprises the following:

(US $ millions)	2014	2013
Current income tax	$4	$(1)
Deferred income tax	(35)	26

Income tax (recovery) expense	$(31)	$25

Income tax (recovery) expense is calculated as follows:

(US $ millions)	2014	2013
Earnings before income tax	$(5)	$174

Income tax expense at combined Canadian federal and provincial statutory rate of 27% (2013 – 27%)	(1)	47
Effect of:
Rate differences on foreign activities	(17)	(2)
Recognition of the benefit of current year’s tax loss and other deferred tax assets	—	(6)
Recognition of the benefit of prior years’ tax losses and other deferred tax assets	(11)	(3)
Foreign exchange gain	(3)	(1)
Recognition of non-recurring current income tax recovery	(2)	(9)
Other	3	(1)

Income tax (recovery) expense	$(31)	$25

Income tax recovery (expense) recognized in the statement of comprehensive income comprises the following:

(US $ millions)	2014	2013
Actuarial (loss) gain on post-employment obligations	$(8)	$9
Tax	2	6

Net of tax	$(6)	$15

Foreign currency translation (loss) gain on foreign operations	$(23)	$7
Tax	—	(3)

Net of tax	$(23)	$4

NOTE 10. SHAREHOLDERS’ EQUITY

Share Capital

	2014		2013
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	53.4	$661	44.0	$346
Dividend Reinvestment Plan	0.1	1	—	—
Issue of common shares	—	—	9.4	315

Common shares outstanding, end of year	53.5	$662	53.4	$661

As at December 31, 2014, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Contributed Surplus

Contributed surplus at December 31, 2014 comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	an increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

•	a decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	a decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

Stock Options

	2014		2013
	Options (millions)	Weighted Average Exercise Price (CAD $)	Options (millions)	Weighted Average Exercise Price (CAD $)
Balance, beginning of year	1.4	$26.89	2.2	$20.57
Options granted	0.2	30.41	0.1	30.71
Options exercised	—	—	(0.9)	12.48

Balance, end of year	1.6	$26.81	1.4	$26.89

Exercisable at year-end	0.8	$35.03	0.8	$35.80

During the year, no stock options were exercised (2013 – 0.9 million stock options were exercised resulting in the issuance of 0.9 million common shares for total proceeds of $12 million).

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. In 2014, stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2013 – $1 million).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the balances of stock options outstanding at December 31, 2014:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (CAD $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD $)	Options	Weighted Average Exercise Price (CAD $)
$6.50	74,000	4.09	$6.50	74,000	$6.50
$9.96–$12.05	416,000	7.07	9.98	114,000	10.00
$14.93	351,000	6.08	14.93	197,000	14.93
$18.21	191,000	5.09	18.21	128,000	18.21
$30.41–$31.06	334,472	8.73	30.52	21,994	30.71
$60.90	90,630	3.09	60.90	90,630	60.90
$91.60–$111.30	140,560	1.34	97.83	140,560	97.83

	1,597,662	6.10	$26.81	766,184	$35.03

Accumulated Other Comprehensive (Loss) Income

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Foreign currency translation (loss) gain on foreign operations	$(5)	$18
Net loss on hedge of net investment in foreign operations	(8)	(8)
Actuarial loss on post-employment obligations	(17)	(11)

Accumulated other comprehensive (loss) income, net of tax	$(30)	$(1)

Prior to 2014, actuarial gains and losses on post-employment obligations were recorded in retained earnings. Commencing in 2014, these actuarial gains and losses are being recorded in accumulated other comprehensive income (AOCI) based on further interpretation of IAS 19, Employee Benefits (amended). A transfer of $26 million was recorded from retained earnings to AOCI on January 1, 2013 to retrospectively reflect this change in accounting.

NOTE 11. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2014	2013
Earnings available to common shareholders	$26	$149

Common shares (millions):
Weighted average number of common shares outstanding	53.4	51.0
Stock options[1]	0.5	0.6
Warrants[1]	—	1.8

Diluted number of common shares	53.9	53.4

Earnings per common share:
Basic	$0.49	$2.92
Diluted	0.48	2.79

[1]	Outstanding stock options and warrants are dilutive when the weighted average daily closing share price for the period was greater than the exercise price for stock options and warrants. The warrants expired on December 24, 2013.

NOTE 12. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2014	2013
Cash provided by (used for):
Accounts receivable	$10	$(6)
Inventory	1	(23)
Accounts payable and accrued liabilities	(35)	34

	$(24)	$5

Cash interest and income taxes comprise:

(US $ millions)	2014	2013
Cash interest paid, net	$30	$32
Cash income taxes (received) paid, net	(3)	10

Cash and cash equivalents comprise:

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Cash	$25	$139
Cash equivalents	—	54

	$25	$193

NOTE 13. CAPITAL MANAGEMENT

Norbord’s capital management objective is to achieve top-quartile return on equity (ROE) and cash return on capital employed (ROCE) over the business cycle, among North American forest products companies, to enable it to retain access to public and private capital markets, subject to financial market conditions. This objective is unchanged from the prior year.

Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity.

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

Norbord’s capital structure at period-end comprised the following:

(US $ millions)	Note	Dec 31, 2014	Dec 31, 2013
Long-term debt, principal value	6	$440	$440
Less: Cash and cash equivalents		(25)	(193)

Net debt		415	247
Add: Letters of credit		3	4

Net debt for financial covenant purposes		418	251

Shareholders’ equity		359	476
Add: IFRS transitional adjustments	6	21	21
Less: Other comprehensive income movement[1]		24	(5)

Tangible net worth for financial covenant purposes		404	492

Total capitalization		$822	$743

Net debt to capitalization, book basis		51%	34%
Net debt to capitalization, market basis		26%	14%

[1]	Cumulative subsequent to January 1, 2011 (note 6).

NOTE 14. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risk. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow in support of achieving top-quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

At December 31, 2014, Norbord has economically hedged approximately 20% of its 2015 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 62% of Norbord’s electricity is purchased in regulated markets, and Norbord has hedged approximately 27% of its 2015 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they were normal purchases for the purpose of receipt.

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

Currency Risk

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros

•	Net Canadian dollar-denominated monetary assets and liabilities

•	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

The Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. At period-end, the key performance metrics on the Company’s accounts receivable are in line with prior periods. As at December 31, 2014, the provision for doubtful accounts was less than $1 million (December 31, 2013 – less than $1 million). In 2014, Norbord had one customer whose purchases represented greater than 10% of total sales.

Under an accounts receivable securitization program, Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2014, Norbord had no drawings (December 31, 2013 – no drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and issuer and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At period-end, Norbord had $25 million in cash and cash equivalents, $100 million undrawn under its accounts receivable securitization program and $242 million in unutilized committed revolving bank lines.

Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

	Payments Due by Period
(US $ millions)	2015	2016	2017	2018	2019	Thereafter	Total
Principal	$—	$—	$200	$—	$—	$240	$440
Interest	29	29	21	13	13	13	118

Long-term debt, including interest	$29	$29	$221	$13	$13	$253	$558

Note: The above table does not include pension and post-employment benefits plan obligations.

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2014		Dec 31, 2013
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$25	$25	$193	$193
Accounts receivable	Loans and receivables	121	121	130	130

		$146	$146	$323	$323

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$181	$181	$206	$206
Long-term debt	Other financial liabilities	434	451	433	462
Other liabilities	Other financial liabilities	31	31	27	27

		$646	$663	$666	$695

Derivative Financial Instruments

Canadian dollar monetary hedge

At year-end, the Company had a foreign currency forward contract representing a notional amount of CAD $9 million (December 31, 2013 – CAD $1 million) in place to buy US dollars and sell Canadian dollars with a maturity of January 2015. The fair value of this contract at year-end is an unrealized gain of less than $1 million (December 31, 2013 – an unrealized loss of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at year-end. During the year, realized gains on the Company’s matured hedges were $1 million (2013 – less than $1 million). A 1% change in the exchange rate would result in a less than $1 million impact.

Euro cash flow hedge

At year-end, the Company had foreign currency options representing a notional amount of €55 million (December 31, 2013 – €100 million) in place to buy Pounds Sterling and sell Euros with maturities between January 2015 and November 2015. The fair value of these contracts at period-end is less than $1 million (December 31, 2013 – less than $1 million). During the year, realized losses on the Company’s matured hedges were less than $1 million (2013 – less than $1 million). A 1% change in the exchange rate would result in a less than $1 million impact.

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Income Tax

In the normal course of operations, the Company is subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions.

Other

The Company has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss.

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 year	1–5 years	Thereafter	Total
Purchase obligations	$56	$110	$—	$166
Operating leases	4	5	—	9

	$60	$115	$—	$175

NOTE 16. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the normal course of business.

Warrants

On March 25, 2013, Brookfield exercised all of its warrants on a cashless basis and received an additional 8.2 million common shares (note 10). As a result, Brookfield’s ownership increased from 52% to approximately 59% of common shares outstanding.

Secondary Offering

On March 25, 2013, Brookfield and the Company entered into an agreement with a syndicate of investment dealers to complete a secondary offering of Norbord’s common shares. Under the agreement, the syndicate agreed to purchase 3.3 million common shares at a purchase price of CAD $33.00 per common share. Brookfield offered 2.75 million shares and the Company’s senior management offered 0.55 million shares. Brookfield also granted the underwriters an over-allotment option to purchase up to an additional 0.5 million shares, which was exercised in full prior to the closing. On April 16, 2013, upon closing of the secondary offering of Norbord’s common shares, Brookfield’s ownership decreased from approximately 59% to 53% of the common shares outstanding. Norbord did not receive any proceeds from the offering.

Indemnity Commitment

As at December 31, 2014, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company provided certain administrative services to Brookfield which were charged on a cost recovery basis. In addition, the Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. In 2014, the fees for services rendered and the cost of goods purchased were less than $1 million (2013 – $3 million) and were charged at market rates.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2014	2013
Salaries, incentives and short-term benefits	$2	$4
Share-based awards	1	1

	$3	$5

NOTE 17. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment and therefore include export sales.

				2014
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$688	$510	$—	$1,198
Adjusted EBITDA[1]	54	47	(11)	90
Depreciation	44	16	—	60
Investment in property, plant and equipment	59	19	—	78
Property, plant and equipment	671	129	—	800

				2013
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$879	$464	$—	$1,343
Adjusted EBITDA[1]	255	46	(14)	287
Depreciation	39	17	—	56
Investment in property, plant and equipment	64	19	—	83
Property, plant and equipment	656	138	—	794

[1]	Adjusted EBITDA is earnings before finance costs, costs related to Ainsworth combination, costs on early debt extinguishment, income tax and depreciation.

NOTE 18. PENDING BUSINESS COMBINATION

On December 8, 2014, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) announced that they had entered into an arrangement agreement under which the Company will acquire all of the outstanding common shares of Ainsworth in an all-share transaction. Under the terms of the transaction, Ainsworth shareholders will receive 0.1321 of a share of the Company for each Ainsworth share pursuant to a plan of arrangement under the British Columbia Business Corporations Act.

On January 27, 2015, the transaction was approved by the required majorities of shareholders of each of Ainsworth and the Company. The transaction remains subject to customary conditions to closing, including court approval of the plan of arrangement. The transaction is expected to close by the end of the first quarter of 2015.

The Company expects to elect not to account for the transaction as a business combination under IFRS 3 Business Combinations, as the transaction represents a reorganization of entities under common control of Brookfield. Accordingly, the combination is expected to be done on a book value basis and no adjustments are expected to be made to reflect fair values or to recognize any new assets or liabilities of either entity.

NOTE 19. PRIOR PERIOD COMPARATIVES

Certain 2013 figures have been reclassified to conform with the current year’s presentation.

Selected Quarterly Information

(unaudited)					2014
(in US $ millions, except per share information)	Q1	Q2	Q3	Q4	Total
Sales
North America	$168	$184	$170	$166	$688
Europe	135	127	132	116	510

Total	303	311	302	282	1,198

Adjusted EBITDA
North America	17	24	7	6	54
Europe	13	12	11	11	47
Unallocated	(3)	(3)	(3)	(2)	(11)

Total	27	33	15	15	90

Finance costs	(8)	(7)	(8)	(7)	(30)
Costs related to Ainsworth combination	—	—	—	(5)	(5)
Costs on early debt extinguishment	—	—	—	—	—

Earnings before income tax and depreciation	19	26	7	3	55
Depreciation	(13)	(15)	(15)	(17)	(60)
Income tax recovery	1	—	13	17	31

Earnings	$7	$11	$5	$3	$26

Earnings per common share
Basic	$0.13	$0.21	$0.09	$0.06	$0.49
Diluted	0.13	0.20	0.09	0.06	0.48

Dividends paid per common share	$0.54	$0.54	$0.56	$0.51	$2.15
Cash (used for) provided by operating activities per share	(0.49)	0.37	0.41	0.25	0.54
Return on capital employed	13%	15%	7%	7%	10%
Net debt for financial covenant purposes	$326	$360	$389	$418
Tangible net worth for financial covenant purposes	470	453	429	404
Net debt to capitalization, market basis	18%	19%	22%	26%
Net debt to capitalization, book basis	41%	44%	48%	51%

This report makes use of non-IFRS measures as disclosed further in the Non-IFRS Financial Measures section of the MD&A.

(unaudited)					2013
(in US $ millions, except per share information)	Q1	Q2	Q3	Q4	Total
Sales
North America	$251	$248	$197	$183	$879
Europe	114	117	114	119	464

Total	365	365	311	302	1,343

Adjusted EBITDA
North America	106	92	36	21	255
Europe	10	12	12	12	46
Unallocated	(5)	(2)	(3)	(4)	(14)

Total	111	102	45	29	287

Finance costs	(9)	(9)	(9)	(10)	(37)
Costs related to Ainsworth combination	—	—	—	—	—
Costs on early debt extinguishment	—	—	—	(20)	(20)

Earnings before income tax and depreciation	102	93	36	(1)	230
Depreciation	(13)	(15)	(14)	(14)	(56)
Income tax (expense) recovery	(22)	(25)	5	17	(25)

Earnings	$67	$53	$27	$2	$149

Earnings per common share
Basic	$1.51	$1.00	$0.51	$0.04	$2.92
Diluted	1.26	0.99	0.50	0.04	2.79

Dividends paid per common share	$—	$0.59	$0.56	$0.56	$1.78
Cash provided by operating activities per share	1.01	1.91	1.18	0.68	4.78
Return on capital employed	55%	48%	21%	13%	35%
Net debt for financial covenant purposes	$285	$223	$205	$251
Tangible net worth for financial covenant purposes	488	520	519	492
Net debt to capitalization, market basis	21%	15%	12%	14%
Net debt to capitalization, book basis	37%	30%	28%	34%

This report makes use of non-IFRS measures as disclosed further in the Non-IFRS Financial Measures section of the MD&A.

Five-Year Historical Review

(unaudited) (in US $ millions, except per share information)	2014 IFRS	2013 IFRS	2012[2] IFRS	2011 IFRS	2010 CGAAP
EARNINGS
Sales[1]	$1,198	$1,343	$1,149	$965	$962

Adjusted EBITDA	90	287	188	45	107
Finance costs	(30)	(37)	(37)	(33)	(34)
Costs related to Ainsworth combination	(5)	—	—	—	—
Costs on early debt extinguishment	—	(20)	—	—	—
Provision for non-core operations	—	—	—	—	(8)

Earnings before income tax and depreciation	55	230	151	12	65
Depreciation	(60)	(56)	(53)	(51)	(51)
Income tax recovery (expense)	31	(25)	(27)	28	(1)

Earnings	$26	$149	$71	$(11)	$13

Earnings per common share
Basic	$0.49	$2.92	$1.63	$(0.25)	$0.30
Diluted	0.48	2.79	1.56	(0.25)	0.29

BALANCE SHEET
Current assets	$275	$454	$351	$278	$291
Property, plant and equipment	800	794	764	787	814
Deferred income tax assets	29	14	8	—	—
Other assets	—	—	—	5	13

Total assets	$1,104	$1,262	$1,123	$1,070	$1,118

Current liabilities	$181	$206	$173	$404	$164
Long-term debt	434	433	433	265	503
Other liabilities	31	27	42	40	35
Deferred income tax liabilities	99	120	90	61	85
Shareholders’ equity	359	476	385	300	331

Total liabilities and shareholders’ equity	$1,104	$1,262	$1,123	$1,070	$1,118

CASH FLOW
Cash provided by (used for) operating activities	$29	$244	$136	$(13)	$127
Investment in property, plant and equipment	(81)	(79)	(22)	(23)	(14)
Other investing activities	—	—	3	(1)	6
Dividends	(115)	(91)	—	—	—
Debt issue costs	(1)	(5)	(5)	(1)	(2)
Costs on early debt extinguishment	—	(17)	—	—	—
Debt (repaid) incurred, net	—	—	(71)	10	(28)
Issue of shares	—	13	4	—	2

(Decrease) increase in cash and cash equivalents	$(168)	$65	$45	$(28)	$91

PER COMMON SHARE
Dividends paid	$2.15	$1.78	$—	$—	$—
Stock price (TSX) (CAD $)
High	32.92	37.55	30.65	16.44	21.45
Low	20.82	25.41	8.28	7.13	10.70
Close	26.34	33.86	30.19	8.10	14.65

[1]	Outbound freight costs are no longer netted against sales; 2010 restated as a result of the adoption of IFRS.
[2]	Figures have been restated for the adoption of the amendments to IAS 19.

This report makes use of non-IFRS measures as disclosed further in the Non-IFRS Financial Measures section of the MD&A.

Principal Operating Interests

Information regarding Norbord’s estimated annual production capacity is set forth in the following table. The estimated annual production capacity is based on normal operating rates and normal production mixes under current market conditions, taking into account known constraints, such as permit restrictions. Factors such as market conditions, fluctuations in raw material availability, mechanical interruptions and the nature of current orders may cause actual production rates and mixes to vary significantly from the estimated production rates and mixes used to derive the estimated annual capacities shown.

(unaudited)	Estimated Annual Capacity at Year-End
(MMsf–3/8”)	2014
OSB
Bemidji, Minnesota	470
Cordele, Georgia	990
Genk, Belgium[1]	450
Guntown, Mississippi	450
Huguley, Alabama[2]	500
Inverness, Scotland[1]	395
Jefferson, Texas	415
Joanna, South Carolina[1]	650
La Sarre, Quebec	375
Nacogdoches, Texas	380
Val-d’Or, Quebec[2]	340

5,415

Particleboard
Cowie, Scotland[1]	405
South Molton, England	160

565

MDF
Cowie, Scotland	380

380

Total Panels	6,360

[1]	Capacity increased effective December 31, 2014 based on recent capital investments and improved efficiency.
[2]	In January 2009, Norbord indefinitely curtailed production at its Huguley OSB mill. In July 2012, Norbord indefinitely curtailed production at its Val-d’Or OSB mill. Combined, these mills represent 840 MMsf–3/8” of annual production capacity.

Glossary

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

Board of Directors

Jack L. Cockwell	Robert J. Harding	Denis A. Turcotte
Director since 1987 Group Chair, Brookfield Asset Management Inc.	Chair Director since 1998 Corporate Director	Director since 2012 President and Chief Executive Officer, North Channel Management and North Channel Capital Partners

Dian N. Cohen	Neville W. Kirchmann	James D. Wallace
Director since 1987 Corporate Director and Economics Consultant	Director since 2007 President, Kirchmann Holdings Ltd.	Director since 2012 President, Pioneer Construction Inc.

Pierre Dupuis	J. Barrie Shineton	Peter C. Wijnbergen
Director since 1995 Corporate Director	Vice Chair Director since 2004 Corporate Director	Director since 2014 President and Chief Executive Officer, Norbord Inc.

Jon S. Haick
Director since 2012
Senior Managing Partner, Brookfield Asset Management Inc. and Chief Executive Officer, Brookfield Europe

Additional details on Norbord’s current Directors are provided in the Management Proxy Circular dated March 3, 2014. Details on Norbord’s Directors following the closing of the merger with Ainsworth are provided in the Joint Management Information Circular dated December 18, 2014. These documents are available on Norbord’s website at www.norbord.com.

Senior Management

Robert J. Harding	Karl R. Morris	James L. Black
Chair	Senior Vice President,	Vice President,
	Europe	Operations West

J. Barrie Shineton	Nigel A. Banks	Kevin J. Burke
Vice Chair	Senior Vice President,	Vice President,
	Corporate Services	Operations East

Peter C. Wijnbergen	Michael J. Dawson	Alan G. McMeekin
President and	Vice President,	Vice President,
Chief Executive Officer	Sales, Marketing and Logistics	Operations and Finance Europe

Robin E. Lampard
Senior Vice President and
Chief Financial Officer

IBC

Corporate Information

Norbord Inc.

1 Toronto Street, Suite 600

Toronto, Ontario

M5C 2W4

416-365-0705 or

1-888-667-2673

www.norbord.com

info@norbord.com

TSX stock symbol: NBD

Sales

Toronto, Ontario

416-365-0705

1-800-387-1740

Cowie, Scotland

011-44-1786-819220

Media and Investor Relations

Heather Colpitts

Manager, Corporate Affairs

416-365-0705

info@norbord.com

Investor Information

2015 Financial Calendar
Norbord Year-End	December 31
(dates on or about)
Q1 Earnings Release	April 30, 2015
Q2 Earnings Release	July 30, 2015
Q3 Earnings Release	October 30, 2015
Q4 and 2015 Year-End	January 27, 2016

Shareholder Information

Transfer Agent & Registrar

CST Trust Company

320 Bay Street

Toronto, Ontario

M5H 4A6

416-682-3860 or

1-800-387-0825

inquiries@canstockta.com

To receive additional copies of this report, please contact us at 1-888-667-2673, 416-365-0705 or info@norbord.com.